Exhibit 99.2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Baozun Inc., you should at once hand this circular to the purchaser(s) or the transferee(s) or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or the transferee(s).

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise ten votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or provided for in our memorandum and articles of association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing three of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol BZUN.

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

(1) PROPOSALS FOR

GENERAL MANDATES TO ISSUE SHARES
AND TO BUY BACK SHARES;

(2) RE-ELECTION OF DIRECTORS; AND

(3) NOTICE OF ANNUAL GENERAL MEETING

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” in this circular.

A notice convening the Annual General Meeting to be held at Unit 1701-1707 & 1716, 17/F., BEA Tower Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Hong Kong on Wednesday, June 12, 2024 at 2:00 p.m. is set out on pages 19 to 23 of this circular. A proxy form for use at the meeting is enclosed.

Only holders of the Shares of record as of the close of business on Monday, May 13, 2024, Hong Kong Time (the “Ordinary Shares Record Date”) are entitled to attend and vote at the Annual General Meeting. Holders of ADSs as of the close of business on Monday, May 13, 2024, New York Time (the “ADS Record Date”) will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 2:00 p.m. on Monday June 10, 2024, Hong Kong Time at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the Annual General Meeting, and JPMorgan Chase Bank, N.A. must receive your ADS voting card (the “ADS Voting Card”) by no later than 9:00 a.m. on Tuesday, June 4, 2024, New York Time to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

May 10, 2024

– i –

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context otherwise requires:

“ADS(s)”	American Depositary Shares (each representing three Class A ordinary shares)

“Annual General Meeting”	the annual general meeting to be convened by the Company on Wednesday, June 12, 2024 at 2:00 p.m., Hong Kong Time

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“CG Code”	Part 2 of the Corporate Governance Code as set out in Appendix C1 to the Listing Rules

“Class A ordinary shares”	Class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A ordinary share to one vote per share on any resolution tabled at the Company’s general meeting

“Class B ordinary shares”	Class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten votes per share on any resolution tabled at the Company’s general meeting

“close associate(s)”	has the meaning ascribed to it under the Listing Rules “Companies Act” the Companies Act, Cap. 22 (Act 3 of 1961, as consolidated and revised) of the Cayman Islands

“Company”	Baozun Inc., an exempted company incorporated in the Cayman Islands with limited liability on December 17, 2013 and, where the context requires, its consolidated subsidiaries and its affiliated consolidated entities, including its variable interest entity and its subsidiaries, from time to time

DEFINITIONS

“Compensation Committee”	the compensation committee of the Board

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“controlling shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“core connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Issue Mandate”	the general mandate to the Board to exercise the power of the Company to allot, issue and deal with new Class A ordinary shares and/or ADSs, and/or to resell treasury shares of the Company (if permitted under the Listing Rules) not exceeding 20% of the total number of the issued Shares (excluding treasury shares) as of the date of passing the ordinary resolution approving such mandate

“Latest Practicable Date”	May 7, 2024, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended, supplemented or otherwise modified from time to time

“Nominating and Corporate Governance Committee”	the nominating and corporate governance committee of the Company

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“RSU(s)”	the restricted share units

DEFINITIONS

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	the Class A ordinary shares and Class B ordinary shares in the share capital of the Company, as the context so requires

“Share Buy-back Mandate”	the general mandate to the Board to exercise the power of the Company to buy back Class A ordinary shares and/or ADSs not exceeding 10% of the total number of the issued Shares (excluding treasury shares) as of the date of passing the ordinary resolution approving such mandate

“Shareholder(s)”	holder(s) of the Share(s)

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy- backs

“treasury shares”	has the meaning ascribed to it under the Listing Rules (as applicable)

“WVR Beneficiary(ies)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Vincent Wenbin Qiu and Mr. Junhua Wu, being the beneficial owners of the Class B ordinary shares, entitling each to weighted voting rights

“%”	per cent

LETTER FROM THE BOARD

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

Directors: Mr. Vincent Wenbin Qiu (Chairman) Mr. Junhua Wu Mr. Satoshi Okada Ms. Yang Liu Independent Directors: Mr. Yiu Pong Chan Mr. Steve Hsien-Chieng Hsia Mr. Benjamin Changqing Ye

Registered Office:

Vistra (Cayman) Limited

P.O. Box 31119 Grand Pavilion

Hibiscus Way

802 West Bay Road

Grand Cayman, KY1-1205

Cayman Islands

Principal Place of Business in Hong Kong:

5/F, Manulife Place

348 Kwun Tong Road

Kowloon

Hong Kong

May 10, 2024

To the Shareholders

Dear Sir or Madam,

(1) PROPOSALS FOR

GENERAL MANDATES TO ISSUE SHARES

AND TO BUY BACK SHARES;

(2) RE-ELECTION OF DIRECTORS; AND

(3) NOTICE OF ANNUAL GENERAL MEETING

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the Annual General Meeting.

At the Annual General Meeting, ordinary resolutions will be proposed, among others, for the Shareholders to approve (i) the grant of the Issue Mandate and the Share Buy-back Mandate; (ii) the extension of the Issue Mandate to include Shares bought back pursuant to the Share Buy-back Mandate; and (iii) the re-election of Directors.

LETTER FROM THE BOARD

SHARE BUY-BACK MANDATE

An ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, grant the Share Buy-back Mandate. The Shares which may be bought back pursuant to the Share Buy-back Mandate not exceeding 10% of the total number of Shares in issue (excluding treasury shares) at the date of passing the resolution approving the Share Buy-back Mandate.

As of the Latest Practicable Date, the total number of Shares in issue was 184,089,962 Shares (with 2,533,803 Class A ordinary shares represented by 844,601 ADSs being bought back but pending cancellation as at the Latest Practicable Date) and the Company did not have any treasury shares. Subject to the passing of the proposed ordinary resolution approving the granting of the Share Buy-back Mandate and assuming no further Shares are issued or bought back prior to the Annual General Meeting, the maximum number of Shares which may be bought back pursuant to the Share Buy-back Mandate will be 18,155,615 Shares (or 6,051,871 ADSs), representing 10% of the Company’s total issued share capital (excluding the above-mentioned 2,533,803 Class A ordinary shares represented by 844,601 ADSs being bought back but pending cancellation) as of the Latest Practicable Date. An explanatory statement as required under the Listing Rules giving certain information regarding the Share Buy-back Mandate is set out in Appendix I to this circular.

The Share Buy-back Mandate will expire upon whichever occurs first: (i) the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution approving the grant of Share Buy-back Mandate at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or any applicable laws to be held; and (iii) the authority given under the ordinary resolution approving the Share Buy-back Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting of the Company.

ISSUE MANDATE

An ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, grant the Issue Mandate. The additional Shares or rights to subscribe for, or to convert securities into, additional Shares which may be allotted and issued together with the treasury shares of the Company which may be resold (if permitted under the Listing Rules) pursuant to the Issue Mandate shall not exceed 20% of the total number of Shares in issue (excluding treasury shares) on the date of passing the resolution approving the Issue Mandate. As of the Latest Practicable Date, the Company had 184,089,962 Shares in issue (with 2,533,803 Class A ordinary shares represented by 844,601 ADSs being bought back but pending cancellation as at the Latest Practicable Date) and the Company did not have any treasury shares. Subject to the passing of the proposed ordinary resolution approving the granting of the Issue Mandate and assuming no further Shares are issued or bought back prior to the Annual General Meeting, the Company would be allowed under the Issue Mandate to allot, issue and deal with new Class A ordinary shares and/or ADSs, and/or to resell treasury shares of the Company (if permitted under the Listing Rules), involving a maximum of 36,311,231 Class A ordinary shares (or 12,103,743 ADSs), representing 20% of the Company’s total issued share capital (excluding the above-mentioned 2,533,803 Class A ordinary shares represented by 844,601 ADSs being bought back but pending cancellation) as of the Latest Practicable Date.

LETTER FROM THE BOARD

The Issue Mandate will expire upon whichever occurs first: (i) the conclusion of the first annual general meeting of the Company following the passing of the ordinary resolution approving the grant of Issue Mandate at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions; (ii) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (iii) the authority given under the ordinary resolution approving the Issue Mandate is revoked or varied by an ordinary resolution of the Shareholders in general meeting of the Company.

Subject to the passing of the aforesaid ordinary resolutions of the Share Buy-back Mandate and Issue Mandate, a separate ordinary resolution will be proposed at the Annual General Meeting for the Shareholders to consider and, if thought fit, approve the extension of the Issue Mandate by adding the number of Class A ordinary shares or ADSs bought back under the Share Buy-back Mandate, if granted, to the aggregate number of Shares which may be allotted or agreed conditionally or unconditionally to be allotted and treasury shares of the Company which may be resold by the Directors pursuant to the Issue Mandate.

RE-ELECTION OF DIRECTORS

Mr. Vincent Wenbin Qiu and Mr. Junhua Wu will retire from office by rotation and being eligible, offer themselves for re-election at the Annual General Meeting.

Details of the Directors who are proposed to be re-elected at the Annual General Meeting are set out in Appendix II to this circular.

Procedure and Process for Nomination of Directors

The Board has delegated the responsibility of Director nomination to the Nominating and Corporate Governance Committee. According to the Nominating and Corporate Governance Committee Charter, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board and ensure that the Board has the requisite expertise and that its membership consists of persons with sufficiently diverse and independent backgrounds. The Committee may from time to time recommend to the Board the nominees for election to the Board.

LETTER FROM THE BOARD

With an aim to ensure the Board achieves a balance among skills, experience, knowledge and diverse perspectives, which meets the Company’s business requirements, the Nominating and Corporate Governance Committee will take into account the following criteria with due consideration for the assessment, selection and recommendation to the Board of the proposed Director. The criteria include but not limited to:

•	Reputation for integrity

•	Accomplishment and experience in respect of e-commerce industry and other relevant industries

•	Commitment in respect of available time and relevant interest

•	Diversity in all its aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service

•	Compliance with the independence requirements of the Listing Rules, the NASDAQ, U.S. securities laws and any other applicable laws or regulations (subject to any available exception) for the appointment or reappointment of independent directors

The Nominating and Corporate Governance Committee will take into account the following criteria with due consideration to assess and recommend to the Board of one or more retiring Directors subject to re-appointment. The criteria include but not limited to:

•	The overall contribution and service of the retiring Director(s) to the Company, including but not limited to the level of participation and performance of the retiring Director(s) as a member of the Board and/or the committees; and

•	Whether the retiring Director(s) continue to meet the criteria set out above.

In addition to these criteria, the Nominating and Corporate Governance Committee will take into account factors set out in Rules 3.10(2) and 3.13 of the Listing Rules and other factors determined by the Nominating and Corporate Governance Committee with due consideration to assess and recommend one or more candidates to serve as an independent Director.

LETTER FROM THE BOARD

The Nominating and Corporate Governance Committee will make recommendations to the Board for the appointment of Directors in accordance with the following procedures and processes:

(a)	The Nominating and Corporate Governance Committee will, after giving due consideration to the current composition and size of the Board, invite nominations of candidates from members of the Board for consideration by the Nominating and Corporate Governance Committee when necessary. The Nominating and Corporate Governance Committee may also propose candidates who are not nominated by members of the Board;

(b)	The Nominating and Corporate Governance Committee shall conduct adequate due diligence on the proposing candidate when evaluating the suitability of the candidates;

(c)	Upon considering the suitability of a candidate for the directorship, the Nominating and Corporate Governance Committee will hold a meeting and/or by way of a written resolution, if thought fit, to approve the recommendations to the Board for appointment;

(d)	The Nominating and Corporate Governance Committee will then make recommendations to the Board in respect of the proposed appointment. The Compensation Committee will then make recommendations on the remuneration package of the proposed Director to the Board; and

(e)	The Board may arrange for the selected candidates to be interviewed by the members of the Board who are not members of the Nominating and Corporate Governance Committee, and the Board will thereafter deliberate and decide the appointment (as the case may be).

Recommendation of the Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee having reviewed the Board’s composition, nominated Mr. Vincent Wenbin Qiu and Mr. Junhua Wu to the Board for it to recommend to the Shareholders for re-election at the Annual General Meeting. The nominations were made in accordance with the procedures set out above and the diversity aspects (including without limitation, gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service), and took into account the merits of the candidates as set out in Appendix I of this circular. The Nominating and Corporate Governance Committee is of the view that each of the Directors proposed to be re-elected will provide valuable contributions and objective and balanced views to the Board in relation to the Company’s affairs and, having considered the depth and breadth of professional experience, skills and knowledge of each of them, is satisfied that each of them will continue to contribute to the diversity of the Board.

LETTER FROM THE BOARD

Accordingly, the Nominating and Corporate Governance Committee has nominated, and the Board has recommended, all the above retiring Directors, namely Mr. Vincent Wenbin Qiu and Mr. Junhua Wu, to stand for re-election as Directors at the Annual General Meeting.

GENERAL

1.	Annual General Meeting

The Annual General Meeting will be held at Unit 1701-1707 & 1716, 17/F., BEA Tower Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Hong Kong on Wednesday, June 12, 2024 at 2:00 p.m.. Notice of the Annual General Meeting is set out on pages 19 to 23 of this circular.

A proxy form for use at the Annual General Meeting is enclosed. You can review and download this circular and the proxy form at the “Investor Relations – Shareholder Meeting” section of the Company’s website at http://ir.baozun.com, the website of the U.S. Securities and Exchange Commission at www.sec.gov and the website of the Stock Exchange at www.hkexnews.hk. Whether or not you are able to attend the Annual General Meeting in person, you are requested to complete the proxy form in accordance with the instructions printed thereon and return it to the Company’s Hong Kong share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time for holding the Annual General Meeting or any adjournment thereof (as the case may be). Completion and delivery of the proxy form will not preclude you from attending and voting in person at the Annual General Meeting or at any adjournment thereof if you so wish.

2.	Record date, share ownership and quorum

Only holders of the Shares of record as of the close of business on the Ordinary Shares Record Date, being Monday, May 13, 2024, Hong Kong Time are entitled to attend and vote at the Annual General Meeting. The register of members of the Company was closed from Friday, May 10, 2024 to Monday, May 13, 2024 (both days inclusive), in order to determine the eligibility of the Shareholders to attend and vote at the Annual General Meeting.

Holders of ADSs issued by JPMorgan Chase Bank, N.A., as depositary of the ADSs, each representing three Class A ordinary shares do not have direct right to attend or vote at the Annual General Meeting under the Company’s currently effective Memorandum and Articles of Association. Holders of ADSs as of the close of business on the ADS Record Date, being Monday, May 13, 2024, New York Time will be able to instruct JPMorgan Chase Bank, N.A., the holder of record of Class A ordinary shares represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. JPMorgan Chase Bank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the Annual General Meeting the Class A ordinary shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

LETTER FROM THE BOARD

One or more Shareholders holding Shares which represent, in aggregate, not less than one-tenth (1/10) of the votes attaching to all issued and outstanding Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

3.	Voting and solicitation

Each Class A ordinary share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to one vote at the Annual General Meeting. Each Class B ordinary share issued and outstanding as of the close of business on the Ordinary Shares Record Date is entitled to ten votes at the Annual General Meeting. A resolution put to the vote at the Annual General Meeting will be decided on by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded by (i) the chairman of the Annual General Meeting, or (ii) any Shareholder present in person or by proxy (or in the case of a Shareholder being a corporation or other non-natural person, by its duly authorized representative) with a right to attend and vote at the meeting. A Shareholder who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution. For the avoidance of doubt, holders of treasury shares of the Company (if any) shall abstain from voting on matters that require Shareholders’ approval at the Company’s general meetings. The results of the poll will be published on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) pursuant to Rule 13.39(5) of the Listing Rules.

4.	Voting by holders of Shares

When proxy forms are properly dated, executed and returned by holders of Shares to the mailing address set forth in the proxy form by no later than 2:00 p.m. on Monday, June 10, 2024, Hong Kong Time (the deadline for the return of such proxy forms), the Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, the holder of the proxy will vote the Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the proxy form. Where the chairman of the Annual General Meeting acts as proxy and is entitled to exercise his discretion, he is likely to vote the Shares for the resolutions. As to any other business that may properly come before the Annual General Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Where any holder of Shares abstains from voting on any particular resolution, the votes attaching to such Shares will not be included or counted in the determination of the number of Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

LETTER FROM THE BOARD

5.	Voting by holders of ADSs

As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan Chase Bank, N.A., in its capacity as depositary of the ADSs, may attend and vote those Class A ordinary shares at the Annual General Meeting.

We have requested JPMorgan Chase Bank, N.A., as depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the Annual General Meeting, the proxy statement and an ADS Voting Card. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, JPMorgan Chase Bank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A ordinary shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs, JPMorgan Chase Bank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions.

There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to JPMorgan Chase Bank, N.A. in a timely manner, in which case the Class A ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

JPMorgan Chase Bank, N.A. must receive your ADS Voting Card by no later than 9:00 a.m. on Tuesday, June 4, 2024, New York Time to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

6.	Revocability of proxies and ADS Voting Cards

Any proxy given by a holder of Shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Shares only, by attending the Annual General Meeting and voting in person at the Annual General Meeting.

TYPHOON AND RAINSTORM ARRANGEMENTS

In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or “extreme conditions caused by a super typhoon” announced by the Government of Hong Kong is/are in force in Hong Kong, at or at any time after 12:00 n.n. on the date of the meeting, the meeting will be adjourned. The Company will post an announcement on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) to notify Shareholders of the date, time and place of the adjourned meeting.

LETTER FROM THE BOARD

The meeting will be held as scheduled when an Amber or Red Rainstorm Warning Signal is in force in Hong Kong. Shareholders should decide on their own whether they would attend the meeting under bad weather conditions bearing in mind their own situation.

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

RECOMMENDATIONS

The Board considers that (i) the grant of the Issue Mandate and the Share Buy-back Mandate; (ii) the extension of the Issue Mandate to include Shares bought back pursuant to the Share Buy-back Mandate; and (iii) the re-election of Directors are in the best interests of the Company and the Shareholders as a whole and recommends the Shareholders to vote in favour of the proposed resolutions.

By order of the Board
Baozun Inc.
Mr. Vincent Wenbin Qiu
Chairman

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

This explanatory statement provides information required under the Listing Rules to be given to Shareholders in connection with the proposed Share Buy-back Mandate to be granted to the Directors. The Directors confirm that neither this explanatory statement nor the proposed share buy-backs pursuant to the Share Buy-back Mandate has any unusual features.

1.	SHARE CAPITAL

As of the Latest Practicable Date, the Company had 184,089,962 Shares in issue (with 2,533,803 Class A ordinary shares represented by 844,601 ADSs being bought back but pending cancellation as at the Latest Practicable Date) and the Company did not have any treasury shares. Subject to the passing of the ordinary resolution for the approval of the Share Buy-back Mandate, for illustrative purposes only and assuming no further Shares are issued or bought back between the Latest Practicable Date and the date of the Annual General Meeting, the Company would be allowed under the Share Buy-back Mandate to buy back a maximum of 18,155,615 Class A ordinary shares (or 6,051,871 ADSs), representing 10% of the Company’s total issued share capital (excluding the above-mentioned 2,533,803 Class A ordinary shares represented by 844,601 ADSs being bought back but pending cancellation) as of the Latest Practicable Date.

2.	REASONS FOR SHARE BUY-BACK

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Class A ordinary shares and/or ADSs in the market. When exercising the Share Buy-back Mandate, the Directors may, subject to market conditions and the Company’s capital management needs at the relevant time of the buy-backs, resolve to cancel the Class A ordinary shares and/or ADSs bought back following settlement of any such buy-back or hold them as treasury shares. Class A ordinary shares and/or ADSs bought back for cancelling may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Class A ordinary share and/or ADS and/or its earnings per Class A ordinary share and/or ADS. On the other hand, Class A ordinary shares and/or ADSs bought back and held by the Company as treasury shares may be resold on the market at market prices to raise funds for the Company, or transferred or used for other purposes, subject to compliance with the Listing Rules, the Memorandum and Articles of Association, and the laws of the Cayman Islands.

The Directors have no present intention to cause the Company to buy back any Class A ordinary shares and/or ADSs and they would exercise the power to buy back only in circumstances where they consider that the buy-back would be in the best interests of the Company and Shareholders.

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

3.	FUNDING OF SHARE BUY-BACK

In making the buy-backs, the Company may only apply funds legally available for such purposes in accordance with the Memorandum and Articles of Association, the Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF SHARE BUY-BACK

The Directors consider that the exercise of the Share Buy-back Mandate in full will not have a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its latest published audited accounts as of December 31, 2023).

The Directors do not intend to exercise the Share Buy-back Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital or the gearing position which in the opinion of the Directors is from time to time appropriate for the Company.

5.	SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months preceding the Latest Practicable Date were as follows:

	Share Prices (per Share)
	Highest	Lowest
	HK$	HK$
2023
May	12.16	10.00
June	12.36	9.98
July	13.20	9.95
August	13.32	9.43
September	10.58	7.66
October	8.29	6.83
November	8.50	6.88
December	7.87	6.71

2024
January	7.25	4.96
February	6.81	5.11
March	7.50	5.61
April	7.15	5.56
May (up to the Latest Practicable Date)	7.20	6.79

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

6.	GENERAL

The Directors will, so far as the same may be applicable, exercise the power of the Company to make buy-backs pursuant to the Share Buy-back Mandate and in accordance with the Listing Rules and the laws of the Cayman Islands.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their close associates have any present intention to sell their Shares to the Company in the event that the Share Buy-back Mandate is approved by the Shareholders.

No core connected persons of the Company have notified the Company that he/she/it has a present intention to sell his/her/its Shares to the Company nor has undertaken not to do so, in the event that the Share Buy-back Mandate is granted by the Shareholders.

7.	THE TAKEOVERS CODE

If, on the exercise of the power to buy back Class A ordinary shares and/or ADSs pursuant to the Share Buy-back Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Share Buy-back Mandate, the WVR Beneficiaries (namely, Mr. Vincent Wenbin Qiu and Mr. Junhua Wu) must reduce their weighted voting rights in the Company proportionately (for example through conversion of a proportion of their shareholding in Class B ordinary shares into Class A ordinary shares) if the reduction in the number of Shares in issue (after deducting treasury shares) would otherwise result in an increase in the proportion of Class B ordinary shares. As of the Latest Practicable Date, to the best knowledge and belief of the Directors, Mr. Vincent Wenbin Qiu, through a company wholly-owned by him, owned 10 Class A ordinary shares and 9,410,369 Class B ordinary shares and beneficially owned 3,281,866 Class A ordinary shares; and Mr. Junhua Wu through a company wholly-owned by him, owned 2,503,707 Class A ordinary shares and 3,890,369 Class B ordinary shares, and beneficially owned 46,752 Class A ordinary shares. The WVR Beneficiaries together held a total of 5,832,335 Class A ordinary shares and 13,300,738 Class B ordinary shares, representing approximately 46.09% voting rights in the Company with respect to Shareholders’ resolutions. As such, to the best knowledge and belief of the Directors, the exercise of the Share Buy-back Mandate is not expected to give rise to an obligation of Mr. Vincent Wenbin Qiu and Mr. Junhua Wu to make a mandatory offer under the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT FOR THE SHARE BUY-BACK MANDATE

Nevertheless, the Directors have no present intention to exercise the Share Buy-back Mandate to such extent as would result in any Shareholders being required to make a mandatory offer under the Takeovers Code.

The Listing Rules prohibit a company from conducting a share buy-back on the Stock Exchange if the result of the share buy-back would be that less than 25% (or such other prescribed minimum percentage as determined by the Stock Exchange) of the issued share capital (excluding treasury shares) would be in public hands. The Directors do not propose to buy back Shares which would result in less than the prescribed minimum percentage of Shares in public hands.

8.	SHARE BUY-BACK MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company bought back from the market a total of 844,601 ADSs listed on Nasdaq Global Select Market in the United States as follows:

Date of buy-back	No. of ADSs bought back	Highest price per ADS	Lowest price per ADS
		US$	US$
April 3, 2024	50,000	2.35	2.24
April 4, 2024	50,000	2.39	2.33
April 5, 2024	50,000	2.35	2.29
April 8, 2024	47,301	2.40	2.335
April 9, 2024	52,699	2.49	2.35
April 10, 2024	50,000	2.55	2.46
April 11, 2024	50,000	2.61	2.51
April 12, 2024	50,000	2.52	2.385
April 15, 2024	50,000	2.47	2.37
April 16, 2024	50,000	2.42	2.34
April 17, 2024	50,000	2.41	2.35
April 18, 2024	44,601	2.52	2.39
April 22, 2024	50,000	2.45	2.29
April 23, 2024	50,000	2.58	2.43
April 24, 2024	50,000	2.68	2.57
April 25, 2024	50,000	2.67	2.55
April 26, 2024	50,000	2.83	2.72

Save as disclosed above, during the six months prior to the Latest Practicable Date, the Company had not bought back any Shares or ADSs (whether on the Stock Exchange, Nasdaq Global Select Market or otherwise).

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

The biographical details of the Directors proposed to be re-elected at the Annual General Meeting are set out as follows:

Mr. Vincent Wenbin Qiu, aged 56, is our founder. Since the founding of our business in 2007, Mr. Qiu has served as chairman of our board of directors and our chief executive officer. Mr. Qiu also has served as a director of several companies in which we have invested. Prior to founding our company, Mr. Qiu participated the founding of Erry Network Technology (Shanghai) Co., Ltd., or Shanghai Erry, in 2000, a company specialized in providing supply chain management solutions and services to consumer brands in China, and served as Shanghai Erry’s chief executive officer from March 2000 to January 2007. From 1993 to 2000, Mr. Qiu worked as a technical and solution architect and held technical management positions in various multinational companies, including NCR (Shanghai) Technology Services Ltd., China Hewlet-Packard Co., Ltd. (HP China) and Sun Microsystems (China) Limited. Mr. Qiu obtained his bachelor’s degree in electronic engineering from Tsinghua University in July 1992 in Beijing, the PRC.

Mr. Qiu has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Mr. Qiu shall be subject to retirement by rotation at least once every three years. Mr. Qiu is not entitled to any directors’ fee but may receive discretionary bonus or other form of remuneration as determined by the Board with reference to his performance and the remuneration policy of the Company.

As of the Latest Practicable Date, Mr. Qiu was interested in 3,281,876 Class A ordinary shares and 9,410,369 Class B ordinary shares. In addition, Mr. Qiu was interested in 1,147,500 RSUs, representing equal number of Class A ordinary share granted under the share incentive plan of the Company which were unvested as of the Latest Practicable Date.

Save as disclosed above, as of the Latest Practicable Date, Mr. Qiu (i) did not hold other positions in the Company; (ii) had not held other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) did not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) did not have any interests in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as of the Latest Practicable Date, there was no other information relating to Mr. Qiu that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters concerning Mr. Qiu that need to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF DIRECTORS PROPOSED TO BE RE-ELECTED

Mr. Junhua Wu, aged 45, is one of our co-founders and has served as our chief operating officer from the founding of our business in 2007 to December 2017, as our chief growth officer from December 2017 to December 2022, and as our director since 2012. From September 2001 to April 2007, Mr. Wu served as director of the professional service department at Shanghai Erry. From April 2000 to September 2001, he worked as senior IT manager in Goodbaby International Group, an international durable juvenile products company headquartered in China.

Mr. Wu has entered into a director agreement with the Company for a term of three years, renewable upon expiry of the term, which may be terminated by prior notice in writing served by either party on the other. Mr. Wu shall be subject to retirement by rotation at least once every three years. Mr. Wu is not entitled to any directors’ fee but may receive discretionary bonus or other form of remuneration as determined by the Board with reference to his performance and the remuneration policy of the Company.

As of the Latest Practicable Date, Mr. Wu was interested in 2,550,459 Class A ordinary shares and 3,890,369 Class B ordinary shares. In addition, Mr. Wu was interested in 261,000 RSUs, representing equal number of Class A ordinary share granted under the share incentive plan of the Company which were unvested as of the Latest Practicable Date.

Save as disclosed above, as of the Latest Practicable Date, Mr. Wu (i) did not hold other positions in the Company; (ii) had not held other directorships in any public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years; (iii) did not have any relationships with any Directors, senior management or substantial or controlling shareholders (as defined in the Listing Rules) of the Company; and (iv) did not have any interests in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, as of the Latest Practicable Date, there was no other information relating to Mr. Wu that is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Listing Rules or any other matters concerning Mr. Wu that need to be brought to the attention of the Shareholders.

NOTICE OF ANNUAL GENERAL MEETING

Baozun Inc.

寶尊電商有限公司 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9991)

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of Baozun Inc. (the “Company”) will be convened and held at Unit 1701-1707 & 1716, 17/F., BEA Tower Millennium City 5, 418 Kwun Tong Road, Kwun Tong, Hong Kong on Wednesday, June 12, 2024 at 2:00 p.m., for the following purposes:

ORDINARY RESOLUTIONS

1.	To receive, consider and adopt the audited consolidated financial statements for the year ended December 31, 2023 together with the report of the directors of the Company (the “Directors”) and the independent auditor’s report.

2.	(a) To re-elect the following retiring Directors:–

(i)	Mr. Vincent Wenbin Qiu as Director.

(ii)	Mr. Junhua Wu as Director.

(b)	To authorize the board of Directors (the “Board”) to fix the Directors’ fees.

3.	To re-appoint Deloitte Touche Tohmatsu as auditor of the Company and authorize the Board to fix its remuneration.

4.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined in this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the share capital of the Company and/or to resell treasury shares of the Company (if permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) as amended from time to time), and to make, issue or grant offers, agreements or options (including but not limited to warrants, bonds and debentures convertible into Class A ordinary shares or American depositary shares (“ADSs”)) which might require the exercise of such power be and is hereby generally and unconditionally approved;

NOTICE OF ANNUAL GENERAL MEETING

(b)	the approval in paragraph (a) of this resolution shall be in addition to any other authorization given to the Directors during the Relevant Period (as hereinafter defined) and shall authorize the Directors to make or grant offers, agreements and options (including warrants, bonds and debentures convertible into Class A ordinary shares or ADSs) which would or might require the shares in the capital of the Company to be issued or allotted either during or after the end of the Relevant Period (as hereinafter defined);

(c)	the total number of Class A ordinary shares or ADSs allotted or agreed conditionally or unconditionally to be allotted or issued (whether pursuant to an option or otherwise) together with the treasury shares of the Company resold by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); or (ii) an issue of Class A ordinary shares or ADSs upon the vesting of RSUs or exercise of options which may be granted under any share incentive plan or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries or any other person of shares or rights to acquire Class A ordinary shares or ADSs; or (iii) any scrip dividend schemes or similar arrangements providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.

NOTICE OF ANNUAL GENERAL MEETING

“Rights Issue” means an offer of shares of the Company or issue of option, warrants or other securities of the Company giving the right to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities of the Company entitled to the offer) on a fixed record date in proportion to their then holdings of such shares (or, where appropriate, such other securities) (subject in all cases to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

5.	“THAT:

(a)	subject to paragraph (c) of this resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to buy back its own Class A ordinary shares or ADSs, subject to and in accordance with all applicable laws and/or the requirements of the Listing Rules as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the approval in paragraph (a) shall be in addition to any other authorization given to the Directors and shall authorize the Directors on behalf of the Company during the Relevant Period to procure the Company to purchase its Class A ordinary shares or ADSs at a price determined by its Directors;

(c)	the total number of Class A ordinary shares or ADSs which are authorized to be bought back by the Directors pursuant to the approval in paragraph (a) above during the Relevant Period (as hereinafter defined) shall not exceed 10% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution, and the authority granted pursuant to paragraph (a) above shall be limited accordingly; and

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the date of the passing of this resolution until whichever occurs first:

(i)	the conclusion of the first annual general meeting of the Company following the passing of this ordinary resolution at which time it shall lapse unless, by ordinary resolution passed at that meeting, the mandate is renewed, either unconditionally or subject to conditions;

NOTICE OF ANNUAL GENERAL MEETING

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company, or any applicable laws of the Cayman Islands to be held; or

(iii)	the authority set out in this resolution is revoked or varied by an ordinary resolution of the Shareholders in general meeting.”

6.	“THAT conditional upon the passing of resolutions nos. 4 and 5 of this notice, the general mandate granted to the Directors pursuant to resolution no. 4 be and is hereby extended by the addition thereto of an amount representing the total number of shares of the Company bought back by the Company under the authority granted pursuant to the resolution no. 5, provided that such amount shall not be more than 10% of the total number of shares of the Company in issue (excluding treasury shares) as of the date of the passing of this resolution.”

By order of the board Baozun Inc. Mr. Vincent Wenbin Qiu Chairman

Hong Kong, May 10, 2024

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her, a proxy need not be a shareholder of the Company.

2.	In case of joint registered holders of any shares of the Company, any one of such persons may vote at the Annual General Meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto; but if more than one of such joint persons be present at the Annual General Meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	To be valid, the Proxy Form duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarized copy thereof must be delivered to the Company’s Hong Kong share registrar (“Hong Kong Share Registrar”), Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 48 hours before the time for holding the meeting or any adjournment thereof (as the case may be).

4.	Completion and delivery of the Proxy Form will not preclude you from attending and voting in person at the Annual General Meeting or any adjourned thereof if you so wish. In such event, the Proxy Form shall be deemed to be revoked.

5.	For the purpose of ascertaining shareholders’ entitlement to attend and vote at the Annual General Meeting, the register of members of the Company will be closed from Friday, May 10, 2024 to Monday, May 13, 2024 (both days inclusive) during which period no transfer of shares will be registered. In order to qualify for attending and voting at the Annual General Meeting, all transfer documents accompanied by the relevant share certificates (together the “Share Transfer Documents”) must be lodged with the Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Thursday, May 9, 2024.

6.	Pursuant to Rule 13.39(4) of the Listing Rules, all votes of the shareholders at the Annual General Meeting must be taken by poll. The chairman of the Annual General Meeting will exercise his power under Article 21.5 of the Company’s articles of association to put each of the above resolutions to be proposed at the Annual General Meeting to be voted by way of a poll.

7.	In case Typhoon Signal No. 8 or above is hoisted, or a Black Rainstorm Warning Signal or “extreme conditions caused by a super typhoon” announced by the Government of Hong Kong is/are in force in Hong Kong by the at or at any time after 12:00 n.n. on the date of the meeting, the meeting will be adjourned. The Company will post an announcement on the Company’s website (www.baozun.com) and the website of the Stock Exchange (www.hkexnews.hk) to notify shareholders of the date, time and place of the adjourned meeting.

The meeting will be held as scheduled when an Amber or Red Rainstorm Warning Signal is in force in Hong Kong. Shareholders should decide on their own whether they would attend the meeting under bad weather conditions bearing in mind their own situation.

8.	If shareholders have any particular access request or special needs for participating in the above meeting, please contact the Company (email: ir@baozun.com) on or before Monday, June 10, 2024.

9.	The Chinese version of this notice is for reference only. Should there be any discrepancies, the English version shall prevail.

As at the date of this notice, our board of directors comprises Mr. Vincent Wenbin Qiu as the chairman, Mr. Junhua Wu, Mr. Satoshi Okada and Ms. Yang Liu as directors, and Mr. Yiu Pong Chan, Mr. Steve Hsien-Chieng Hsia and Mr. Benjamin Changqing Ye as independent directors.